SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM U-6B-2

                 Certificate of Notification

                  Certificate is filed by:

              Entergy Global Investments, Inc.
                    425 W. Capitol Avenue
                   Little Rock, AR  72201

     This certificate is notice that Entergy Global
Investments, Inc., an Arkansas corporation, (the
"Corporation") has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of
Section 6 (a) of the Public Utility Holding Company Act of
1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

      1.     Type of security or securities:
             Promissory note issued by the
             Corporation pursuant to the terms of
             a Credit Agreement between Entergy
             Nuclear Operations, Inc. ("ENUC")
             and Entergy Global Investments, Inc.
             ("EGI") which Credit Agreement  (and
             related Note) were entered into on
             June 21, 2001 (the "Credit
             Agreement").

      2.     Issue, renewal or guaranty:
             Issuance

      3.     Principal amount of each security:
             Not to exceed $30,000,000 at any
             time outstanding.

      4.     Rate of interest per annum of each
             security:
             ENUC.'s effective cost of capital,
             as defined under Rule 52(b) under
             the Public Utility Holding Company
             Act of 1935, as determined from time
             to time by ENUC and notified to EGI,
             in each case, computed on the basis
             if a 365 day year for the actual
             number of days (including the first
             day, but excluding the last)
             occurring in the period such
             interest is payable.

      5.     Date of issue, renewal or guaranty
             of each security:
             Subject to the terms of the Credit
             Agreement, the Corporation may
             request advances from time to time
             up to the amount available under the
             Credit Agreement.  As of the date of
             this Certificate, funds in the
             amount of $30,000,000 were advanced
             by ENUC to the Corporation on June
             21, 2001.

      6.     If renewal of security, give date of
             original issue:
             Not applicable

      7.     Date of maturity of each security:
             Each advance shall mature at such
             time as provided in the Credit
             Agreement or the promissory note,
             but in any event not later than June
             21, 2001.

      8.     Name of the person to whom each
             security was issued, renewed or
             guaranteed:
             Entergy Nuclear Operations, Inc.

      9.     Collateral given with each security,
             if any:
             Not applicable

     10.     Consideration received for each
             security:
             The full principal amount of each
             advance.

     11.     Application of proceeds of each
             security:
             To be used by EGI to meet its
             expenses and to make investments in,
             distributions to or loans to its
             affiliates.

     12.     Indicate by ("X") after the
             applicable statement below whether
             the issue, renewal or guaranty of
             each security was exempt from the
             provisions of Section 6 (a) because
             of:

             a.   the provisions contained in the
                  first sentence of Section 6 (b):
             b.   the provisions contained in the
                  fourth sentence of Section 6
                  (b):
             c.   the provisions contained in any
                  rule of the Commission other than
                  Rule U-48:   X

     13.     If the security or securities were
             exempt from the provisions of
             Section 6 (a) by virtue of the first
             sentence of Section 6 (b), give the
             figures which indicate that the
             security or securities aggregate
             (together with all other then
             outstanding notes and drafts of a
             maturity of nine months or less,
             exclusive of days of grace, as to
             which such company is primarily or
             secondarily liable) not more than 5
             per centum of the principal amount
             of par value of the other securities
             of such company then outstanding:
             Not applicable.

     14.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of the fourth
             sentence of Section 6 (b), name the
             security outstanding on January 1,
             1935, pursuant to the terms of which
             the security or securities herein
             described have been issued:
             Not applicable.

     15.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of any rule of
             the Commission other than Rule U-48,
             designate the rule under which
             exemption is claimed:
             Rule 52(b).



                       ENTERGY GLOBAL INVESTMENTS, INC.

                       BY:  /s/ Steven C. McNeal
                           ----------------------
                              Steven C. McNeal
                         Vice President and Treasurer

Date: April 30, 2002